UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 1)1

Neurobiological Technologies, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

64124W304
(CUSIP Number)

Megan Coyle
BVF Partners L.P.
900 North Michigan Avenue
Suite 1100
Chicago, Illinois 60611
(312) 506-6500
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 23, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 64124W304

1	NAME OF REPORTING PERSON Biotechnology Value Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,241,336
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,241,336
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,241,336
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64124W304

1	NAME OF REPORTING PERSON Biotechnology Value Fund II, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 843,807
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 843,807
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 843,807
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 64124W304

1	NAME OF REPORTING PERSON BVF Investments, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 2,853,250
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 2,853,250
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,853,250
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64124W304

1	NAME OF REPORTING PERSON Investment 10, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Illinois
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 350,361
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 350,361
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 350,361
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 64124W304

1	NAME OF REPORTING PERSON BVF Partners L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,288,754
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,288,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,288,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON PN, HC

CUSIP NO. 64124W304

1	NAME OF REPORTING PERSON BVF Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 5,288,754
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 5,288,754
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,288,754
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.7%
14	TYPE OF REPORTING PERSON CO, HC

CUSIP NO. 64124W304

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”).  This Amendment No. 1 amended the Schedule 13D as specifically set forth.

ITEM 4. Purpose of Transaction

Item 4 is hereby amends to add the following:

On December 23, 2008, BVF sent a letter to the Issuer expressing its disappointment in learning of the Data Safety Monitoring Board’s recent conclusion that the Issuer’s Viprinex trial in ischemic stroke was highly unlikely to succeed.  The letter continues with BVF’s strong belief that, following such a development, the Issuer’s Board of Directors (the “Board”) must now exercise its fiduciary duty to shareholders by winding up the Issuer in order to return cash to shareholders as quickly and efficiently as possible.  The letter explains that costs associated with a liquidation could be limited by immediate, decisive action because the Issuer’s remaining assets are financial and passive in nature requiring negligible activity to manage.

The letter calls on the Board to take immediate action to maximize shareholder value by returning capital to shareholders, consistent with its fiduciary duties, and to refrain from engaging investment bankers or other advisors (except for the sole purpose of winding up the company), whose self-interests would likely lead to a further drain of capital.  The Reporting Persons encourage other shareholders to contact the Board with their concerns regarding the use of the Issuer’s remaining assets.

ITEM 7. Material to be filed as Exhibits

Item 7 is hereby amended to add the following exhibit:

Exhibit 99.1:   Joint Filing Agreement on behalf of the Reporting Persons.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: December 23, 2008
BIOTECHNOLOGY VALUE FUND, L.P.*
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/MARK N. LAMPERT
Mark N. Lampert President
BIOTECHNOLOGY VALUE FUND II, L.P.*
By:	BVF Partners L.P., its general partner
	By:	BVF Inc., its general partner
		By:	/s/MARK N. LAMPERT
Mark N. Lampert President
BVF INVESTMENTS, L.L.C.*
By:	BVF Partners L.P., its manager
	By:	BVF Inc., its general partner
		By:	/s/MARK N. LAMPERT
Mark N. Lampert President
INVESTMENT 10, L.L.C.*
By:	BVF Partners L.P., its investment manager
	By:	BVF Inc., its general partner
		By:	/s/MARK N. LAMPERT
Mark N. Lampert President

BVF PARTNERS L.P. *
By:	BVF Inc., its general partner
	By:	/s/MARK N. LAMPERT
Mark N. Lampert President
BVF INC.*
By:	/s/MARK N. LAMPERT
Mark N. Lampert President

*The Reporting Person disclaims beneficial ownership except to the extent of its pecuniary interest therein.